UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Bogota, August 8, 2018

In July 2018

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED MORE THAN 2,6 MILLION PASSENGERS

In July 2018, Avianca Holdings and its subsidiaries carried 2,678,174 passengers, a 2.5% decrease over the same period in 2017.

In July, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,678,174 passengers, a 2.5% decrease compared to July 2017. Capacity, measured in ASKs (available seat kilometers), increased 2.0%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 2.7%. The load factor for the month was 86.6%, an increase of 56 bps compared to the same period of 2017.

Domestic markets in Colombia, Peru and Ecuador

In July, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,529,465 travelers, down 3.4% when compared to the same period of 2017. Capacity (ASKs) decreased 1.5% while passenger traffic (RPKs) decreased 1.0%. The load factor for the month was 87.2%, an increase of 41 bps compared to the same month of 2017.

International markets

In July, the affiliated airlines of Avianca Holdings transported 1,148,709 passengers on international routes, down 1.3% when compared to the same period of 2017. Capacity (ASKs) increased 2.8%, while passenger traffic (RPKs) increased 3.5%. The load factor for the month was 86.5%, an increase of 60 bps when compared to July 2017.

Operational Statistics	July-18	July-17	ΔYOY		YTD 2018	YTD 2017	ΔYoY
Avianca Holdings (Cons.)
PAX (K)[1]	2,678	2,746	-2.5%		17,450	17,974	-2.9%
ASK (mm)[2]	4,442	4,355	2.0%		30,129	29,156	3.3%
RPK (mm)[3]	3,848	3,748	2.7%		25,151	24,065	4.5%
Load Factor[4]	86.6%	86.1%	0.6	pp	83.5%	82.5%	0.9	pp
Domestic Market
PAX (K)[1]	1,529	1,582	-3.4%		9,941	10,480	-5.1%
ASK (mm)[2]	795	807	-1.5%		5,346	5,707	-6.3%
RPK (mm)[3]	693	700	-1.0%		4,481	4,647	-3.6%
Load Factor[4]	87.2%	86.8%	0.4	pp	83.8%	81.4%	2.4	pp
International Market
PAX (K)[1]	1,149	1,164	-1.3%		7,509	7,494	0.2%
ASK (mm)[2]	3,648	3,548	2.8%		24,783	23,449	5.7%
RPK (mm)[3]	3,155	3,048	3.5%		20,670	19,419	6.4%
Load Factor[4]	86.5%	85.9%	0.6	pp	83.4%	82.8%	0.6	pp

[1]	PAX: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor: Represents utilized seating capacity

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca HoldingsS,A,

Avianca Holdings S,A, (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S, incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S,A, de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00 ext. 2474 or 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2018

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel